THE NOW CORPORATION I

April 14, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	The Now Corporation I
Amendment No. 3 to Offering Statement on Form 1-A
Filed March 26, 2025
File No. 024-12568

To Whom It May Concern:

The Now Corporation I, (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 8, 2025 regarding the Company’s Amendment No. 3 to its Offering Statement on Form 1-A filed on March 26, 2025 (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 3 to Offering Statement on Form 1-A Cover page

1.	We note your added disclosure of a minimum offering generating $25,000 of proceeds, as well as revised disclosure elsewhere in your filing confirming a $25,000 minimum offering. However, on page 7 you continue to disclose selling 1 billion shares at minimum for $0.00005 each, equating to $50,000 in proceeds. Please correct this discrepancy.

We have revised the Offering Statement to accurately state there is no minimum offering amount and to disclose that there is no arrangements to place the funds received in an escrow, trust or similar arrangement.

2.	We note your revisions made in the offering statement in response to prior comment 1, including your statement that the minimum aggregate offering amount is $25,000, but that "funds will not be returned if the minimum offering amount is not met.” We also note your statement, on page 8, that the offering proceeds will be used by you "upon receipt." Accordingly, it does not appear that your offering has a minimum offering amount. Please revise your offering statement as appropriate to reconcile your disclosures.

We have revised the Offering Statement to accurately state there is no minimum offering amount.

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3.	We note that there are no offering expenses relative to the number of shares being sold. Please revise to explain the difference in the gross proceeds to the company and the net proceeds to the company at the minimum level in your offering table, or otherwise reconcile your disclosures.

We have revised the Offering Statement to reconcile the disclosures to include anticipated offering expenses.

Offering Circular

The Company is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, page 5

4.	We note your added disclosure here and elsewhere confirming your intention to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. Accordingly, please remove on page 6 the last sentence of this section stating that you have irrevocably opted out of the extended transition period.

We have revised the Offering Statement to disclose that we have elected to take advantage of the transition period under Section 107(b) of the JOBS Act.

Risk Factors, page 19

5.	We refer to Exhibits 2.5 and 2.8 filed in response to prior comment 13 indicating that the $10 million convertible note held by Eagle Oil Holding Company Inc. and the $20 million convertible note held by Medican Enterprises Inc. appear to have had maturity dates in 2019 and 2020, respectively. Please revise to clarify whether these notes have been subsequently amended, or if you are currently in default for these notes, and please update your disclosures as appropriate, including risk factor disclosure, to disclose this information and corresponding consequences.

We have revised the Offering Statement to include risk factors and other disclosure related to the Company’s current default on the Medican and Eagle Oil convertible notes.

Risks Relating to our Stock, page 54

6.	We note your disclosure of the risks related to the Preferred Stock on page 67. Please move the discussion of the risks relating to your issued and outstanding preferred stock into this Risk Factors section of the Offering Circular and expand your risk disclosure to disclose that there are 2,500,000 shares of preferred stock outstanding, the conversion ratio of preferred stock into common stock, and that the shares can vote on an as-converted basis.

We have revised the Description of Capital Stock disclosure to include the description of the Company’s preferred stock; included an appropriate risk factor related to the outstanding preferred stock; and removed the disclosure related to forum selection as the Company’s charter documents do not provide for same.

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Use of Proceeds, page 57

7.	We note your revisions in the Use of Proceeds section in response to prior comment 3. As previously stated, please revise to describe any anticipated material changes in the use of proceeds depending on the amounts sold at each of the noted offering levels. For example, quantify the amounts to be used for various purposes at each noted level, and you may consider using a tabular format. As previously stated, please revise to disclose the material terms of the indebtedness for which you will use the proceeds to discharge. Also clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 61. Finally, we note that your revised disclosure indicates that the minimum offering amount is equal to 25% of the total offering amount, but your disclosure elsewhere states that your minimum offering amount is only $50,000. Please revise your disclosures to reconcile. See Instructions 3, 4, 5, and 6 to Item 6 of Part II of Form 1- A.

We have revised the discussion to disclose the requested information.

Dilution, page 59

8.	Pursuant to prior comment 4, please revise your table to include dilution calculations based upon shares issued and outstanding, and net tangible book value as of December 31, 2024. Additionally, please ensure that the net tangible book value balance as of this date is used in lieu of the total liability balance.

The table was revised accordingly.

No Exclusive Forum Provision, page 67

9.	We note your statement that your governing documents "do not contain an exclusive forum provision.” We also note your disclosure under the risk factor “Limitation of Liability of the President and Directors”, on page 43, that you "believe that the exclusive forum provisions apply to claims arising under the Securities Act and Exchange Act….” Please revise your disclosure to reconcile these statements as appropriate.

We have removed the disclosure related to forum selection as the Company’s charter documents do not provide for same.

Financial Statements, page F-1

10.	Please update to include fiscal December 31, 2024 and 2023 financial statements pursuant to Part F/S(b)(3)(A) and F/S(b)(4) of Form 1-A. Additionally, please ensure that these financial statements address any remaining applicable concerns raised in our prior comments 7, 8, 10, and 11.

The appropriate financial statements have been included.

Part III

Exhibit Index, page II-1

11.	We refer to our prior comment 14 and reissue. As previously stated, please file a legality opinion. See Item 17(12) in Part III of Form 1-A.

Counsel will provide the opinion on a subsequent amendment.

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Please note that the State of Colorado has confirmed that it is prepared to qualify the offering and the correspondence for same has been filed as Exhibit 5.1 to the Offering Statement. There are no participants in the offering requiring FINRA approval.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

THE NOW CORPORATION I

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	Chief Executive Officer

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